Exhibit (a)(5)(M)

Astellas Pharma Inc. to Acquire OSI Pharmaceuticals, Inc.

Companies enter into definitive merger agreement to combine to create a world-class oncology platform

OSI Stockholders to receive $57.50 per share in cash

Tokyo, Japan, and Melville, N.Y. – May 16, 2010 – Astellas Pharma Inc. (TSE: 4503), a global pharmaceutical company, and OSI Pharmaceuticals, Inc. (Nasdaq: OSIP), a biotechnology company primarily focused on the discovery, development and commercialization of molecular targeted therapies addressing medical needs in oncology, diabetes and obesity, today announced that they have entered into a definitive merger agreement under which Astellas will acquire OSI.

Under the terms of the merger agreement, Astellas will increase its offer price to $57.50 per share, which represents a premium of 55% to the closing price for OSI’s shares of $37.02 on February 26, 2010, the last trading day before the announcement by Astellas of its tender offer. The boards of directors of both companies have unanimously approved the combination. The all-cash transaction is valued at $4.0 billion on a fully diluted basis.

The combined company creates a world-class oncology platform supporting Astellas’ stated growth strategy of becoming a Global Category Leader in Oncology, a high- priority therapeutic area for Astellas. OSI commercializes Tarceva® (erlotinib), a leading cancer medication. OSI’s total annual revenues for 2009, as reported in its Form 10-K for the year ended December 31, 2009, were $428 million and operating income was $153 million.

Masafumi Nogimori, President and Chief Executive Officer of Astellas, said, “The merger with OSI provides Astellas with a top-tier oncology platform in the U.S and an expanded product portfolio and pipelines. In addition to Tarceva®, we are pleased to add its oncology infrastructure, discovery platform, expanded pipelines and talent base to our existing businesses. We look forward to working together with our OSI colleagues to grow the combined business and realize our shared goal of improving the health of the people around the world every day.”

Colin Goddard, Ph.D., Chief Executive Officer of OSI Pharmaceuticals, said, “We believe today’s announcement recognizes the significant value we have built for our stockholders while providing the merged companies the opportunity to forge a stronger collective path forward in a shared mission to provide innovative new medicines to patients around the world.”

Financial Details and Closing Conditions

This is an all-cash transaction with no financing conditions to close.

The transaction is subject to other customary closing conditions, including the tender of a majority of OSI’s shares of common stock on a fully diluted basis. The HSR waiting period applicable to the acquisition of OSI by Astellas expired on March 19, 2010.

Astellas’ all-cash tender offer for $57.50 per share for all of the currently outstanding shares of common stock (including the associated stock purchase rights) of OSI Pharmaceuticals, Inc. will expire no later than 10 business days after the amendment to the Schedule TO is filed (which is expected to be filed on or before May 21st), unless extended. As of 4:00 p.m. New York City time on Friday, May 14, 2010, 299,214 shares of OSI had been tendered in and not withdrawn pursuant to Astellas’ offer.

Citigroup is acting as exclusive financial advisor to Astellas and Morrison & Foerster LLP is acting as legal counsel. Centerview Partners LLC is acting as lead financial advisor to OSI. Lazard also was retained as a financial advisor to OSI. Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates is acting as legal counsel.

Additional Information

Details related to this announcement can be found on www.oncologyleader.com

Media Contacts for Astellas

In the U.S. for Astellas

Brunswick

+1 212 333 3810

Stan Neve / Sarah Lubman

In Japan for Astellas

Ashton Consulting

Dan Underwood / John Sunley

+81 (03) 5425 7220

Information Agent for Astellas

Georgeson Inc.

+ 1 212 440 9872

Thomas Gardiner

Contacts for OSI

Kathy Galante (investors/media)

OSI, Senior Director

+1 631 962-2043

or

Mark Harnett / Amy Bilbija

MacKenzie Partners, Inc.

+1 212 929 5500

Media

Joele Frank / Andy Brimmer / Eric Brielmann

Joele Frank, Wilkinson Brimmer Katcher

+1 212 355 4449

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceuticals. Astellas has approximately 15,000 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

About OSI Pharmaceuticals

OSI Pharmaceuticals, Inc. is committed to “shaping medicine and changing lives” by discovering, developing and commercializing high-quality, novel and differentiated targeted medicines designed to extend life and improve the quality of life for patients with cancer and diabetes/obesity. For additional information about OSI, please visit http://www.osip.com.

Important additional information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI’s common stock. The tender offer (“Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) initially filed by Astellas Pharma Inc. (“Astellas”) with the Securities and Exchange Commission (the “SEC”) on March 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and shareholders can obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Tender Offer materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc. at (212) 440-9800.

OSI Pharmaceuticals’ (“OSI”) stockholders should read the company’s solicitation/recommendation statement on schedule 14D-9, which was initially filed with the SEC on March 15, 2010, and any amendments or supplements thereto. The company’s solicitation/recommendation statement will set forth the reasons for the recommendation of the OSI’s board and related information. The solicitation/recommendation statement and other public filings made from time to time by OSI with the SEC are available without charge from the SEC’s website at www.sec.gov, at OSI’s website at www.osip.com or from OSI’s information agent, by calling 800-322-2885 toll free or (212) 929-5500 or by emailing osipharma@mackenziepartners.com.

Statement of Cautionary Factors

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings growth is not a profit forecast and should not be interpreted to mean that Astellas’ earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Astellas.